Mail Stop 3561

January 8, 2007

Via U.S. Mail& Facsimile (435) 688-7318
Mr. Daniel Drummond
Chief Executive Officer
Wren, Inc.
P.O. Box 5005, PMB 42
Rancho Santa Fe, CA 92067

Re: Wren, Inc.
**   Amendment No. 2 to Registration Statement on Form SB-2**
**   Filed December 15, 2006**
**   File No. 333-122185**

Dear Mr. Drummond:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 5

Summary of our Company, page 5

1. As indicated elsewhere in the prospectus, please indicate in the summary that you may use the money from this offering that you have allocated for the purchase of inventory to acquire items other than the golf equipment that you have a right of sale contract with Pine Valley, Ltd to purchase.

2. We note your response to our prior comment 2 and your revised disclosure, but we reissue the comment, in part. It appears to us, from your statement of operations, that you had revenues for the most recent audited period. Please revise to include your revenues for the most recent audited period and interim stub to provide a snapshot of your company or advise.

Description of Business, page 12

3. Please refer to the sixth paragraph in this section. Please revise to state as a belief that the supply of closeout merchandise is inconsistent and it is your belief that there will be a continual flow of overstocked, closeout merchandise available to purchase.

4. Also, we note in this paragraph you discuss the possibly of purchasing merchandise on a consignment basis. Please expand your discussion of this, how you anticipate this will work and add a discussion of it in other places in the document where you discuss purchasing merchandise.

Plan of Operation, page 17

5. Please explain how you will fund the costs associated with listing and selling your products via Internet auction websites and classifieds over the next twelve months.

6. We note your disclosure that Tryant, LLC has verbally agreed to pay the ongoing expenses of Wren in exchange for a promissory note. Please clarify that there is not any firm commitment regarding this or advise. Please disclose that there is no guarantee that additional funding will be available from this source or advise.

7. Please disclose your monthly burn rate.

Legality opinion, Exhibit 5

8. Please clarify in the opinion that the securities, will, when sold, be validly issued, fully paid and non-assessable.

9. In the fourth and seventh paragraphs, please clarify that you are only referring to state blue sky securities law matters.

10. Please delete the first sentence of the sixth paragraph, reading, "This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent."

11. Please amend the second sentence of the sixth paragraph to remove "based on my knowledge of the law and facts."

Signatures

12. We note your response to our prior comment 3 and reissue the comment. The person or persons acting in the capacities of principal executive officer, principal financial officer and controller and principal accounting officer, as well as at least the majority of the board of directors should sign in their individual capacities. Therefore, their signatures should follow "in accordance with the requirements of the Securities Act of 1933, this

registration statement was signed by the following persons in the capacities and on the dates stated." Refer to Signatures and Instructions to Signatures on Form SB-2.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Via Facsimile (435) 688-7318
        Cletha A. Walstrand, Esq.